United States Securities & Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

USA

For the attention of: Mr J B Rosenberg

9th June, 2006

VIA EDGAR

Re:	Response to SEC comments

BioProgress plc (“the Company”)

Form 20-F for fiscal year ending December 31, 2004

File no: 000-50994

Dear Mr Rosenberg

Further to the letter sent to yourself by Daniel T Farrow on February 10th, I enclose the marked version of the Company’s proposed amendment to the Item 15 disclosure which appears to have been missing from the letter to you from Mr Farrow.

You should note that Mr Farrow is no longer with the Company. Therefore, I should be grateful if you would address all comments or questions on the proposed amendment to me. My telephone number is +44 1223 394250 and my email address is georgina.godby@bioprogress.com.

Yours sincerely

/s/ Georgina Godby
Georgina Godby
Company Secretary

Item 15. Controls and Procedures.

Upon assuming their new positions, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures as of December 31, ~~2004. This evaluation determined~~2004 in the context of a broader review of the Company’s control environment. In conducting this evaluation, the principal executive and principal financial officers were concerned that the disclosure controls and procedures in place at the Company under the prior management as of ~~such date~~December 31, 2004 were not necessarily adequate to ensure that material information relating to the registrant, including its consolidated subsidiaries, ~~is~~was made known to the principal executive and principal financial officers by others within the entities for the period ended December 31, 2004 to enable disclosure on a timely basis in conformance with applicable rules and regulations. In particular, there was concern that the culture created by prior management, which resulted in limited awareness of control procedures (particularly expenditure controls) by employees, may not have allowed for the prompt and careful disclosure of information within the organization.

As a result, in 2005 the Board of Directors engaged independent accountants to evaluate the Company’s controls and procedures (including disclosure controls). The results of this evaluation were still being reviewed and analyzed at the time the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004. Although the independent accountants identified certain improvements that could be made in the Company’s controls and procedures, the matters arising from their review were not deemed to be materially significant enough for the Company’s financial statements to be restated at the 2004 year end. This was confirmed by Grant Thornton UK LLP, the Company’s auditors.

Since assuming their new positions, the principal executive officer and principal financial officer have enacted relevant measures to improve the Company’s disclosure controls and procedures. They have instituted new policies with respect to controls and procedures, including implementing certain monetary thresholds for expenditures above which direct personal approval of either the principal executive officer or principal financial officer is required. They have also made these policies more widely known within the Company by notifying the Company’s employees, both orally and by email, of these policies and of the overall importance of controls and procedures.

The principal executive officer and principal financial officer have also overseen certain changes within the Company’s management with the goal of strengthening the Company’s controls and procedures generally. These include the appointments of a new Company Secretary, Georgina Godby, on July 27, 2005; a new Non-Executive Chairman, Peter Ibbetson, on July 29, 2005; and a new Non-Executive Director, Anthony John Knight, on November 29, 2005. Management have also initiated the practice of notifying all employees (orally and by email) of the existing and new controls and procedures. With more transactions being approved directly by them, the principal executive and principal financial officers have more confidence in the disclosure process within the organization.

The principal executive officer and principal financial officer have established as one of their highest priorities the continual monitoring of the Company’s disclosure controls and procedures throughout the rest of the current fiscal year and to enact further remedial measures as necessary to enable disclosure on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions~~, regardless of how remote.~~.